Exhibit 99.1

Greenbrook TMS Announces Dates for Its First Quarter 2022 Financial Results

TORONTO--(BUSINESS WIRE)--May 2, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its 2022 first quarter operational and financial results after market hours on May 13, 2022.

FIRST QUARTER 2022 CONFERENCE CALL DETAILS:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on May 16, 2022 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: 1 (866) 521-4909
Toronto: (647) 427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:
www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1 (800) 585-8367
Toronto: (416) 621-4642
Conference ID: 3459997

The conference call replay will be available from 1:00 p.m. ET on May 16, 2022, until 11:59 p.m. ET on June 16, 2022.

About Greenbrook TMS Inc.

Operating through 149 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 790,000 TMS treatments to over 22,000 patients struggling with depression.

Contacts

For further information please contact:
Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

investorrelations@greenbrooktms.com
1-855-797-4867